Exhibit 12.1

Alliant Techsystems Inc.

Computation of Ratio of Earnings to Fixed Charges

(Dollars in thousands)

	Fiscal Year Ended March 31,					Three Months Ended
	2010	2009	2008	2007	2006	7/4/10	7/5/09
Earnings:
Income before income taxes and noncontrolling interest	$435,417	$298,049	$328,055	$248,077	$215,947	$115,424	$110,523
Plus fixed charges	88,932	98,207	113,942	102,689	121,725	20,644	23,794
Earnings	$524,349	$396,256	$441,997	$350,766	$337,672	$136,068	$134,317

Fixed Charges:
Interest expense, including amortization of debt issuance costs	$77,494	$87,313	$103,904	$92,863	$112,447	$17,699	$20,935
Estimated interest factor of rental expense	11,438	10,894	10,038	9,826	9,278	2,945	2,859
Fixed Charges	$88,932	$98,207	$113,942	$102,689	$121,725	$20,644	$23,794

Ratio of Earnings to Fixed Charges (1)	5.90	4.03	3.88	3.42	2.77	6.59	5.64

Rent expense	71,486	68,086	62,739	61,410	57,989	18,408	17,872	**
Percent of rent expense that represents interest	16%	16%	16%	16%	16%	16%	16%

(1) For purposes of calculating the ratio of earnings to fixed charges, “earnings” represents income from continuing operations before income taxes, plus fixed charges.  “Fixed charges” consist of interest expense, including amortization of debt issuance costs and that portion of rental expense considered to be a reasonable approximation of interest.

** Approximates quarterly rent expense